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                                                                  EXHIBIT (a)(3)
                                                             DOCUMENT IS COPIED.

                                  [NEON LOGO]

                   CHAIRMAN'S LETTER TO STOCKHOLDERS OF NEON

                                          MARCH 15, 2001
Dear Stockholder:

     On February 20, 2001, NEON entered into an Agreement and Plan of Reorganization with Sybase, Inc. for Sybase to acquire all of the outstanding shares of NEON common stock. After careful consideration, the members of NEON's board of directors, other than Melvyn Bergstein who was unable to attend the meeting, unanimously approved the reorganization agreement and determined that the offer is fair to, and in the best interests of, NEON's stockholders. The board of directors recommends that you accept the offer and tender your shares pursuant to the offer.

     In the offer, Sybase will exchange 0.3878 of a share of Sybase common stock (the "Exchange Ratio") for each outstanding share of NEON common stock that is validly tendered and not properly withdrawn. On February 20, 2001, the last full trading day before the public announcement of the proposed merger, the last sale price per Sybase common share on the Nasdaq National Market was $24.50 and the last sale price per NEON common share on the Nasdaq National Market was $6.94.

     On March 14, 2001, the last sale price per Sybase common share was $16.875 and the last sale price per NEON common share was $6.3438. You should obtain current market quotations for Sybase and NEON common shares before making any decision on the merger.

     In arriving at its determination and recommendation, NEON's board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of Credit Suisse First Boston Corporation to the effect that, as of February 20, 2001, and based upon and subject to various considerations set forth in its opinion, the Exchange Ratio in the transaction was fair, from a financial point of view, to the holders of NEON common stock, other than Sybase and its affiliates. A copy of the opinion is included in the attached Schedule 14D-9, and you are urged to read the opinion carefully and in its entirety.

     Enclosed is Sybase's Prospectus, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached
Schedule 14D-9 and the enclosed materials carefully.

     The offer is subject to, among other things, the tender of at least a majority of the NEON shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of Sybase will be merged with and into NEON and each remaining NEON share will be converted into the same fraction of a Sybase share as will be paid in the offer.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on April 11, 2001, unless extended. If you want to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the Prospectus and you may call the Information Agent, Corporate Investor Communications, Inc. at (201) 896-1900 or toll free at (866) 241-2788 if you have any questions.

                                         Very truly yours,

                                         /s/ GEORGE F. (Rick) ADAM, JR.

                                         George F. (Rick) Adam, Jr.
                                         Chairman of the Board and Chief
                                         Executive Officer

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   One Greenwood Plaza, 6550 Greenwood Plaza Boulevard,
    Englewood, Colorado USA 80111                                        800.815.6366        www.neonsoft.com
                                                                         303.694.3933
                                                                    Fax: 303.874.1248
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